SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                         Virginia Commerce Bancorp, Inc.
                      -------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                   -------------------------------------------
                         (Title of Class of Securities)

                                    92778Q109
                       -----------------------------------
                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                             David H. Baris, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 2002
                              --------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed ion paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 92778Q109                                            Page 2 of 5 Pages
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Norris E. Mitchell
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS   PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e).                                                  [ ]

         Not applicable
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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     NUMBER OF
                   7.   SOLE VOTING POWER 128,983 (includes presently
                        exercisable options and warrants to purchase 37,651
      SHARES            shares of common stock)
                   ------------------------------------------------------------
                   8.   SHARED VOTING POWER 61,866 (represents shares held by an
   BENEFICIALLY         investment vehicle of which reporting person is a
                        principal)
                   -------------------------------------------------------------
     OWNED BY      9.   SOLE DISPOSITIVE POWER 128,983

                   -------------------------------------------------------------
       EACH        10.  SHARED DISPOSITIVE POWER 61,866 (represents shares held by an investment vehicle of which reporting person is a
     REPORTING          principal)
                   -------------------------------------------------------------
    PERSON WITH
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,849
     (includes presently exercisable options and warrants to purchase 37,651 shares of common stock)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.12%

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14.  TYPE OF REPORTING PERSON*  IN

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

CUSIP No. 92778Q109                                            Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

         This report relates to the common stock $1.00 par value, of Virginia Commerce Bancorp, Inc. (the "Company"), a Virginia corporation, the principal office of which is located at 5350 :Lee Highway, Arlington, Virginia 22207.

ITEM 2.  IDENTITY AND BACKGROUND.

         Norris E. Mitchell. Mr. Mitchell's residence address is 1458 Ingleside Avenue, McLean, Virginia 22101.

         Mr. Mitchell's principal occupation is Co-Owner, Gardner Homes
Realtors.

         Mr. Mitchell has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         Mr. Mitchell has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Mitchell is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of shares of common stock acquired in the purchase necessitating this filing were purchased using personal funds of Mr. Mitchell, without use bank loans or other borrowings, in the amount of $730,808.

ITEM 4. PURPOSE OF TRANSACTION.

         All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes in connection with the issuer's rights offering to existing shareholders. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

         Except as indicated above, and except for periodic review of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a member of the Board of Directors of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through
(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         All percentages given for ownership of the outstanding common stock are based upon 3,693,043 shares of common stock outstanding as of August 1, 2002 plus options, warrants or other rights to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

         As of the date of this filing, Mr. Mitchell beneficially owns 190,198 shares of common stock, including presently exercisable options and warrants to purchase 37,651 shares of common stock, representing 5.12% of the outstanding shares. Mr. Mitchell possesses sole power to vote and dispose of 128,983 shares of common stock (including shares represented by presently exercisable options and warrants to purchase 37,651 shares of common stock), and shares the power to vote and dispose of 61,866 shares of common stock.

         Mr. Mitchell had no transactions in shares of common stock in the sixty days preceding the filing of this statement, other than as follows:

CUSIP No. 92778Q109                                            Page 4 of 5 Pages

         On July 30, 2002, the issuer completed its rights offering of shares of its common stock pursuant to which shareholders of record on June 4, 2002, could purchase, at the offering price of $24.00 per share, 0.0858 shares for each share held as of the record date, and had the right to oversubscribe for shares not purchased by other shareholders. Mr. Mitchell purchased 5,188 shares pursuant to the exercise of the basic subscription right relating to shares beneficially owned, and purchased an additional 25,679 shares pursuant to the oversubscription option, for an aggregate purchase price of $730,808.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                    [Remainder of page intentionally blank.]

CUSIP No. 92778Q109                                            Page 5 of 5 Pages
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.



                                              /s/ Norris E. Mitchell
                                             -----------------------------------
                                             Norris E. Mitchell


August 21, 2002